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                                                                     Exhibit 4.1

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                            ARTICLES OF INCORPORATION
                             OF DEUTSCHE TELEKOM AG

                              I. GENERAL PROVISIONS


                                    SECTION 1
                      FIRM, HEADQUARTERS AND FINANCIAL YEAR

(1) The stock corporation - hereinafter referred to as the "Corporation" - shall be designated Deutsche Telekom AG.

(2) Its headquarters shall be in Bonn.

(3) Financial year shall be the calendar year.

                                    SECTION 2
                                     OBJECT

(1) Object of the enterprise is activity in all areas of telecommunications and in related areas in Germany and abroad.

(2) The Corporation shall be entitled to enter into all other transactions and take all other measures deemed appropriate to serve the object of the enterprise pursuant to subpara. (1). It may also set up, acquire and participate in other undertakings of the same or similar kind in Germany and abroad, as well as run such undertakings or confine itself to the administration of its participation. It may spin off its operations wholly or partly to affiliated undertakings.

                                    SECTION 3
                      COMMISSIONING THE DEUTSCHE BUNDESPOST
                   FEDERAL POSTS AND TELECOMMUNICATIONS AGENCY

The Corporation shall arrange for matters within the meaning of Section 3(2) of the Federal Posts and Telecommunications Agency Act to be carried out by the Deutsche Bundespost Federal Posts and Telecommunications Agency. For this purpose it shall enter into non-gratuitous business management contracts with the Federal Agency.

                                    SECTION 4
                                  ANNOUNCEMENTS

Announcements of the Corporation shall be published in the Federal Gazette.
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                          II. SHARE CAPITAL AND SHARES


                                    SECTION 5
                      AMOUNT AND BREAKDOWN OF SHARE CAPITAL

(1) The share capital of the Corporation shall amount to E 7,755,786,327.04 (in words: seven billion, seven hundred and fifty-five million, seven hundred and eighty-six thousand, three hundred and twenty-seven euros and four cents). It shall be divided into 3,029,604,034 (in words: three billion, twenty-nine million, six hundred and four thousand and thirty-four) individual no par value shares.

(2) The Board of Management shall be authorized to increase the capital stock (share capital) with the approval of the Supervisory Board by up to a nominal
E 3,865,093,163.52 by issuing up to 1,509,802,017 ordinary registered shares for non-cash contributions in the period up to May 25, 2005. The authorization may be used for partial amounts. The subscription rights of shareholders shall be precluded. The Board of Management shall be authorized, subject to the approval of the Supervisory Board, to determine the further content of share rights and the conditions under which shares are issued. (Approved capital 2000).

(3) The Board of Management is empowered to increase the share capital one time or several times by up to E 12,800,000 with the approval of the Supervisory Board in the context of the Deutsche Telekom Stock Option Plan by May 25, 2005, by issuing up to 5,000,000 new individual no-par value registered shares for cash or non-cash contributions. The subscription right of shareholders shall be precluded. Only one bank shall be permitted to subscribe the new shares. It shall purchase the shares with the obligation to offer them for purchase to the plan participants with subscription rights at a placement price still to be set, which shall correspond to the opening market price of the T-Share in XETRA trading of Deutsche Borse AG on the purchase date. The group of plan participants with subscription rights and the number of shares to be offered to them in each case shall be set by the Board of Management of Deutsche Telekom AG. To the extent members of the Board of Management of Deutsche Telekom AG are to be offered shares, this determination and the offer to purchase shares shall be the exclusive responsibility of the Supervisory Board of Deutsche Telekom AG. The new shares shall participate in profits starting at the beginning of the financial year in which they are created. The Board of Management is empowered to determine the further conditions of the stock issue with the consent of the Supervisory Board. To the extent members of the Board of Management are affected, the further conditions of the stock issue shall be determined by the Supervisory Board.

(4) The Supervisory Board shall be empowered to change subpara (1) if this is necessary due to capital increases from approved capital.

(5) The share capital is conditionally increased by up to E 64,000,000, divided into up to 25,000,000 shares. The contingent capital increase serves exclusively to grant subscription rights to members of the Board of Management and executives of the Company, as well as Board of Management members, managing board members, and other executives of second- and lower-tier associated companies on the basis of a Stock Option Plan as provided for in the resolution of the Shareholders' Meeting of
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May 25, 2000. It shall be implemented only to such extent as use is made of those subscription rights. The new shares shall participate in profits starting at the beginning of the financial year in which they are issued. If new shares are issued after the end of a financial year but before the Company's regular Shareholders' Meeting that resolves regarding the appropriation of net income for the financial year ended, the new shares shall participate in the profits starting at the beginning of the financial year ended.

(6) The shares shall be registered shares.

(7) Where a resolution on capital increase does not stipulate whether the new shares be bearer or registered shares, they shall be registered shares.

(8) The Board of Management shall stipulate the form of share certificates and the profit sharing and renewal certificates. A right of shareholders to certification of their shares and profit shares is precluded unless certification is necessary according to the rules of a stock exchange where the stock is listed. The Company shall be entitled to issue stock certificates embodying individual shares or several shares (global certificates).

(9) In any capital increase, the distribution of profits in relation to new shares may be determined in derogation of Section 60 of the Stock Corporation Law.

                              III. MANAGEMENT BOARD

                                    SECTION 6
                       COMPOSITION AND RULES OF PROCEDURE

(1) The Board of Management shall consist of two members at least. For the rest the Supervisory Board shall determine the number of Board of Management members.

(2) Board of Management members shall be outstanding experts on telecommunications, the economy or business management. A member of the Board of Management may only join the Supervisory Board, the Administrative Board or the Advisory Council of a business enterprise if the Supervisory Board has given its consent.

(3) The Supervisory Board may appoint a Chairman as well as a Deputy Chairman of the Board of Management. Deputy members of the Board of Management may be appointed.

(4) The Board of Management shall adopt by unanimous decision of all its members its Rules of Procedure which shall require the consent of the Supervisory Board.
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                                    SECTION 7
                             OUTSIDE REPRESENTATION

The Corporation shall be legally represented by two members of the Board of Management or by one member of the Board of Management jointly with a Prokurist*. Deputy members of the Board of Management shall have the same rights as ordinary members of the Board of Management with regard to the power of representation.

                                    SECTION 8
                               BUSINESS MANAGEMENT

(1) The Board of Management shall manage its business in accordance with the Rules of Procedure and the Schedule of Responsibilities approved by the Supervisory Board.

(2) The Board of Management shall inform the Supervisory Board on time before entering into any legal or actual commitments if the Corporation or a company in which it has a direct or indirect majority share, acquires a participating interest of over 25% of another company, increases or sells it in part or totally. The same procedure shall apply if the nominal capital, the object of the enterprise or the influence of the Federal Government on such a company is changed. The above-mentioned facts shall encompass also the conclusion of control agreements, transformation, convergence as well as dissolution of a company.

                                    SECTION 9
                    BUSINESS TRANSACTIONS REQUIRING APPROVAL

(1) The Rules of Procedure of the Supervisory Board shall determine which transactions the Board of Management may carry out solely with the prior consent of the Supervisory Board. Apart from the Rules of Procedure the following transaction shall require the prior consent of the Supervisory Board:

1 Transactions and measures which affect the corporate structure or corporate strategy or result in a major change of the corporate development. These include the opening up of new lines of business and the cessation or any major restriction of important lines of business.

2 Establishment, dissolution, acquisition or sale of companies and participating interests as well as changed shares in participating interests.

3 Filling a position on the Supervisory Board, Board of Directors or another Supervisory Body of a company in which Deutsche Telekom AG has a direct or indirect majority share and whose nominal capital is over E 2.5 million or which yields an annual revenue of over E 25 million.

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* A "Prokurist" is a holder of a general commercial power of attorney called
"Prokura", Section 48 Commercial Code.
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(2) The Supervisory Board may at any time make any further transactions contingent upon its consent. It may give revocable consent in advance with regard to a specific group of transactions in general or with regard to an individual transaction meeting certain requirements.

                              IV. SUPERVISORY BOARD

                                   SECTION 10
                                  COMPOSITION,
                    TENURE OF OFFICE, RETIREMENT FROM OFFICE

(1) The Supervisory Board shall consist of twenty members, specifically ten members from the shareholders and ten members from the employees. The Supervisory Board members from the shareholders shall be elected by the shareholders' meeting and the Supervisory Board members from the employees shall be elected in accordance with the provisions of the Codetermination Act.

(2) Supervisory Board members shall be elected for the period until termination of the shareholders' meeting ruling on discharge of the Supervisory Board for the fourth financial year following commencement of tenure of office. The financial year in which tenure of office commences shall not be counted. The shareholders' meeting may determine, with regard to the shareholder members, shorter tenure of office at the time of their election. Election of a successor to a shareholder member who has resigned prior to expiry of his/her tenure of office shall be made, unless the successor's tenure of office is otherwise determined by the shareholders' meeting, for the remainder of the retired member's tenure of office.

(3) With the election of a Supervisory Board Member a substitute member who will become a member of the Supervisory Board may be elected at the same time if the Supervisory Board member resigns prior to expiry of his/her tenure of office without a successor having been elected. The office of a substitute who has advanced to the Supervisory Board shall cease to exist as soon as a successor to the retired Supervisory Board member has been elected, at the latest upon expiry of the tenure of office of the retired Supervisory Board member.

(4) Members and substitute members of the Supervisory Board may resign their office by written notice to the Chairman of the Supervisory Board or to the Board of Management, giving the specified notice of four weeks.

                                   SECTION 11
                          CHAIRMAN AND DEPUTY CHAIRMAN

(1) The Supervisory Board shall elect from its members in accordance with
Section 27(1) and (2) of the Codetermination Act a Chairman and a Deputy Chairman for the tenure of office as laid down in Section 10(2) of these Articles of Incorporation. Election shall take place at the close of the shareholders' meeting in which the Supervisory Board members from the shareholders, to be elected by the shareholders' meeting,
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are appointed, in a meeting which has not been specially convened. If the
Chairman or the Deputy Chairman resigns prior to expiry of his tenure of office, the Supervisory Board shall hold a fresh election to cover the remainder of the retired person's tenure of office.

(2) Immediately following election of the Chairman and the Deputy Chairman the Supervisory Board shall establish, for the purpose of discharging the function set out in Section 31(3) of the Codetermination Act, a committee composed of the Chairman, the Deputy Chairman and one member elected by the employee members and one member elected by the shareholder members by a majority of votes cast.

                                   SECTION 12
                               RULES OF PROCEDURE

The Supervisory Board shall adopt its Rules of Procedure within the limits of mandatory legal provisions and the provisions of these Articles of Incorporation.

                                   SECTION 13
                                   CONVOCATION

(1) Supervisory Board meetings shall be convened by the Chairman or, in the event of his being prevented from doing so, by the Deputy Chairman, giving notice of two weeks. In establishing such period of notice, the day on which the invitation is dispatched and the day on which the meeting is to take place shall not be counted. In urgent cases the convening party may shorten the prescribed period and convene the meeting orally, by telephone, telex, telegraph or telefax.

(2) The invitation shall state the venue, date and time of the meeting as well as the individual items on the agenda. Any amendments to the agenda shall be communicated prior to expiry of the convening period.

(3) The Chairman may, for an important reason, cancel or postpone a meeting convened. He shall be entitled to interrupt, for a short period, any meeting already in progress. The Chairman shall decide on longer interruptions subject to a divergent Supervisory Board majority decision.
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                                   SECTION 14
                               PASSING RESOLUTIONS

(1) Supervisory Board resolutions shall be passed, as a rule, in meetings. The Chairman shall determine the order of discussion of agenda items as well as the manner and order of voting. Resolutions on agenda items not communicated in due time may only be passed where none of the members objects to such procedure. In such event absent members shall be given the opportunity, within an appropriate period as determined by the Chairman, to object to the resolution or to cast their vote subsequently; such resolution shall only become effective when no absent member has objected within the prescribed period.

(2) Outside meetings, resolutions may be passed by votes cast in writing, by telegraph, telex or telefax where all members have declared their agreement to the manner of voting proposed by the Chairman or participate in such manner. Such resolutions shall be recorded in writing by the Chairman and transmitted to all members. Resolutions passed in this manner shall be entered in the minutes on the next Supervisory Board meeting.

(3) The Supervisory Board shall constitute a quorum when at least half of the total number of members participates in person or by a written casting of votes (Section 108(3) of the Stock Corporation Law) in the passing of a resolution. A member is also deemed to have participated in the passing of a resolution when s/he abstains from voting.

(4) The Chairman may, upon a motion from two members, postpone for a maximum of four weeks passing a resolution on individual or on all items of the agenda when the same number of shareholder members and employee members would not participate or where there would otherwise be substantial reason for such postponement. The Chairman shall not be authorized to postpone the meeting again.

(5) Supervisory Board resolutions shall require a majority of votes cast, unless another majority is made mandatory by law. Where voting results in a tie, the Chairman shall have two votes in fresh voting on the same matter if this ballot also results in a tie. The second vote may also be cast in writing in accordance with (3) above. The Chairman of the Supervisory Board shall only exercise his right to a second vote after being advised, at the close of the first ballot, by the committee in charge of the matter in question. The new vote shall not take place prior to expiry of a period of two weeks. This period may be shortened by agreement.

(6) The Chairman and - in the event of his being prevented from doing so - the Deputy Chairman shall be empowered to make, on behalf of the Supervisory Board, all declarations of intent required to implement the resolutions of the Supervisory Board and its committees and to receive statements for the Supervisory Board.
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                                   SECTION 15
                                   COMMITTEES

The regulations of Sections 13 and 14 shall apply accordingly with regard to committee procedure. The introduction and exercise of the right to a second vote shall be regulated in the Rules of Procedure of the Supervisory Board.

                                   SECTION 16
                                PLEDGE OF SECRECY

Supervisory Board members shall - even after retirement from office - observe secrecy with regard to confidential data and secrets of the Corporation, specifically trade and operating secrets to which they have gained access through serving on the Supervisory Board.

                                   SECTION 17
                                  REMUNERATION

(1) The members of the Supervisory Board shall receive remuneration amounting to E 25,000 annually payable at the end of the financial year in addition to reimbursement of their expenses.

(2) The Chairman of the Supervisory Board shall receive twice these amounts, and a Deputy Chairman one and a half times these amounts. Members of the Supervisory Board who were not in office during the entire financial year shall receive one twelfth of the remuneration for each month or part thereof that they hold a seat. Members of the Supervisory Board shall receive an attendance fee amounting to E 200 for each meeting of the Supervisory Board or its committees that they have attended.

(3) The Company shall reimburse value-added tax paid on the remuneration and expenses.

(4) Subparagraphs 1 - 3 shall apply for the first time for the 1999 financial year.

                            V. SHAREHOLDERS' MEETING

                                   SECTION 18
                              VENUE AND CONVOCATION

(1) The shareholders' meeting shall take place at the headquarters of the Corporation, or at the location of a German stock exchange or in a German city with over 500,000 inhabitants.

(2) Convocation shall be published in the Federal Gazette at least one month prior to the date by which shareholders have to register for the shareholders'
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meeting (Section 19); the day of publication and the last date by which shareholders have to register for the shareholders' meeting shall not be counted.


                                   SECTION 19
                      RIGHT TO PARTICIPATE AND VOTING RIGHT

(1) Eligible to participate in and to exercise their voting rights at the shareholders' meeting shall be those shareholders who have registered for the shareholders' meeting on time in writing or by fax with the Board of Management at the seat of the company and who are included in the share register when their registration for the shareholders' meeting is received. There must be at least two days between receipt of the registration and the date of the shareholder's meeting.

(2) The shareholder may also issue a voting rights authorization in conformance with the statutory regulations by way of electronic mail with usual and ordinary proof of authenticity as stipulated by the Company."

                                   SECTION 20
                    CHAIRMANSHIP OF THE SHAREHOLDERS' MEETING

(1) The shareholders' meeting shall be chaired by the Chairman of the Supervisory Board or, in case of him being prevented, by another Supervisory Board member representing the shareholders to be determined by the Supervisory Board.

(2) The Chairman shall run the meeting. He shall determine the order of discussion of agenda items as well as the manner and order of voting.


                                   SECTION 21
                               PASSING RESOLUTIONS

(1) Each individual no par value share shall grant one vote in the shareholders' meeting.

(2) Resolutions shall, unless mandatory legal provisions stipulate otherwise, be passed by a simple majority of votes cast and, where the law prescribes a majority shareholding in addition to a majority vote, by a simple majority of share capital represented at such time as the resolution is passed.
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                         VI. ANNUAL FINANCIAL STATEMENT
                          AND APPROPRIATION OF PROFITS

                                   SECTION 22
                           ANNUAL FINANCIAL STATEMENT
                       AND ORDINARY SHAREHOLDERS' MEETING

(1) The Board of Management shall, in the first three months of the financial year, draw up and submit to the Supervisory Board the annual financial statement and the status report for the previous year. The Board of the Management must submit the proposal on appropriation of the net profit for the year to the Supervisory Board at the same time.

(2) After receipt of the report from the Supervisory Board the Board of Management shall convene without undue delay the ordinary shareholders' meeting which shall take place within the first eight months of each financial year. It shall rule on discharge of the Board of Management and the Supervisory Board, on the choice of auditor and on appropriation of the net profit for the year.

(3) The Board of Management and the Supervisory Board shall be empowered, at the time of adoption of the annual financial statement, to allocate to other reserves wholly or in part the profit for the year remaining after deduction of the amounts to be allocated to the legal reserves and of any loss carried forward. Allocating a larger part than half of the profit for the year shall not be permitted where the other reinvested earnings would exceed half of the share capital following allocation.

(4) The net profit for the year shall be distributed among the shareholders unless the shareholders' meeting rules on different appropriation.

                            VII. FEDERAL AUDIT OFFICE

                                   SECTION 23
                              FEDERAL AUDIT OFFICE

The Federal Audit Office shall have powers according to Section 54 of the Law on Budgetary Principles.

                         VIII. COMMENCEMENT OF BUSINESS

                                   SECTION 24
                            COMMENCEMENT OF BUSINESS

Deutsche Telekom AG business shall commence on 1 January 1995. As from that date, Deutsche Bundespost TELEKOM acts shall be deemed pursued for the account of Deutsche Telekom AG.